March 25, 2020

Mohit Kabra
Group Chief Financial Officer
MakeMyTrip Ltd
19th Floor, Building No. 5
DLF Cyber City
Gurugram, India, 122002

       Re: MakeMyTrip Ltd
           Form 20-F for Fiscal Year Ended March 31, 2019
           Filed July 23, 2019
           File No. 1-34837

Dear Mr. Kabra:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended March 31, 2019

Item 4. Information on the Company
Business Overview, page 37

1. We note your disclosure of active users per month in fiscal year 2019 for desktop and mobile websites and mobile applications. Revise your disclosures to provide active users per month for each fiscal year period presented.
Item 5. Operating and Financial Review and Prospects
Certain Non-IFRS Measures, page 88

2. We refer to your measure of Adjusted Revenue. Please provide us with the following information with respect to the adjustments made to arrive at this non-IFRS measure and the measure as a whole:
 Mohit Kabra
FirstName LastNameMohit Kabra
MakeMyTrip Ltd
Comapany2020
March 25, NameMakeMyTrip Ltd
March 25, 2020 Page 2
Page 2
FirstName LastName
              Tell us in detail what types of promotion expenses are included in the first adjustment and how you determined the amount to include in the adjustment. In addition, provide quantification for each material type of promotion expense included in this adjustment.

              Tell us why "Service Cost as per IFRS" is deducted from revenue to arrive at a non-
              IFRS measure of revenue. Note that Adjusted Revenue does not appear to be a measure of revenue as it contemplates a non-revenue line item in the calculation.

              Considering that it appears as though the adjustments to calculate Adjusted Revenue have the effect of presenting revenue on a basis other than IFRS, tell how you considered Question 100.04 of the Non-GAAP Financial Measures Compliance and
              Disclosure Interpretation and concluded that Adjusted Revenue does not substitute individually tailored revenue recognition and measurement methods for those of
              IFRS.

              Understanding that you believe that Adjusted Revenue reflects the value addition of the travel services that you provide to your customers, explain to us how this measure is used by management and why you believe the presentation of this non-IFRS financial measure provides useful information to investors regarding your financial condition and results of operations. Refer to Items
10(e)(1)(i)(C) and (D) of
              Regulation S-K.
Notes to the Consolidated Financial Statements
Note 7   Operating Segments, page F-36

3. We note that you appear to present two segment metrics, Segment Revenue and Segment
         Revenue less Service Cost. We further note your disclosure on page F-27 which states:
         "For the purposes of the CODM review, the measure of segment revenue (which includes adding back certain promotion expenses reported as a reduction of revenue) as reduced by service cost is a key operating metric, which is sufficient to assess performance and make resource allocation decisions." Please address the following:

              Confirm that your segment measure of profit or loss in accordance with paragraph 23 of IFRS 8 is Segment Revenue less Service Cost as indicated by your disclosure on page F-27.

              Tell us whether Segment Revenue less Service Cost as presented in your footnotes is consistent with the profit or loss measure that is received by your CODM and that is used for purposes of making decisions about allocating resources to the segment and assessing its performance.

              We note that Service Revenue less Service Cost excludes certain promotion expenses. Tell us whether the data regarding these promotion expenses is used
 Mohit Kabra
MakeMyTrip Ltd
March 25, 2020
Page 3
              separately by your CODM to make decisions about allocating resources to the segment and assessing its performance.

              Describe any other financial data that is received by your CODM and that is used for purposes of making decisions about allocating resources to the segment and assessing its performance.
4. We note that your information on reportable segments presents Segment Revenue which excludes $358 million of promotion expenses for the year ended March 31, 2019 that are recorded as a reduction of revenue under IFRS. Provide us with your basis in IFRS 8 to support presentation of this measure.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Kimberly Calder,
Assistant Chief Accountant, at (202) 551-3701 with any questions.



FirstName LastNameMohit Kabra                                Sincerely,
Comapany NameMakeMyTrip Ltd
                                                             Division of
Corporation Finance
March 25, 2020 Page 3                                        Office of Energy &
Transportation
FirstName LastName